U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 21, 2018, the Registrant entered into an investment agreement and a supplemental agreement (collectively, the “Agreement”) with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and the other shareholders of FGS, through the Registrant’s affiliates Beijing BHD Petroleum Technology Co., Ltd. and Nanjing Recon Technology Co., Ltd. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Registrant will (1) pay a total of RMB 10 million in cash to FGS in five installments and (2) issue 2,435,284 restricted ordinary shares of the Registrant (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Registrant’s corresponding interest at the local governmental agency.

The parties have agreed that if FGS does not reach certain performance goals, the Registrant has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following issuance of the Restricted Shares.

Exhibit Index:

Exhibit 99.1 — Press release dated August 22, 2018 titled “Recon Enters into Definitive Agreement to Increase Ownership of Future Gas Station to 43%.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

August 22, 2018	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer